July 9, 2021

Via EDGAR

Ms. Taylor Beech

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysco Corporation

Form 10-K for the Fiscal Year Ended June 27, 2020

Filed August 26, 2020

File No. 001-06544

Dear Ms. Beech:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 24, 2021 with respect to the Company’s Form 10-K for the fiscal year ended June 27, 2020, filed August 26, 2020.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. Sysco appreciates your review and your comments and views them as additional tools in achieving these goals.

The Company’s responses to your comments are listed below. For your convenience, comments contained in your June 24, 2021 letter are reprinted in bold italics below.

Annual Report on Form 10-K for the Fiscal Year Ended June 27, 2020

Item 11. Executive Compensation, page 119

1.

We note that Adjusted EPS CAGR is one of the metrics used in your compensation plan and that you made $844.7 million in common stock repurchases in 2020. While we note that you have discontinued share repurchases under your current repurchase program and do not anticipate making any further repurchases through fiscal 2021, if and when you do resume stock repurchases, please discuss in future filings if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

Company Response

The Company respectfully acknowledges the Staff’s comment and will include appropriate discussion in its future filings.

2.

We note that Article IX of your Amended and Restated Bylaws provides that a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision and that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company Response

The Company respectfully advises the Staff that it plans to amend the exclusive forum provisions in the Company’s Amended and Restated Bylaws (the “Amended Bylaws”) to clarify that the designation of the Delaware Court of Chancery as the exclusive forum will not apply in certain circumstances, including actions where another court has exclusive jurisdiction. In addition, in response to the Staff’s comment, the Company will revise the disclosure in the Company’s future filings with the Commission accordingly. The Amended Bylaws are expected to state that, “[u]nless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law or the Corporation’s certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Securities Exchange Act of 1934, as amended, since there is exclusive federal jurisdiction for such an action, and instead designates the federal district court for the District of Delaware in such instance.

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, Ian Brown of Bracewell LLP at (214) 758-1667.

Very truly yours,

SYSCO CORPORATION

/s/ Eve M. McFadden
Eve M. McFadden
Senior Vice President, Legal, General Counsel and Corporate Secretary

cc:	Ian Brown, Bracewell LLP

Aaron Alt, Sysco Corporation

Anita Zielinski, Sysco Corporation